Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

November 30, 2001

Dear Sir/Madam:

We have read the first and second paragraphs of Item 4 included in the Form 8-K dated November 30, 2001 of Miller Industries, Inc. filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP

Copy to:
Mr. J. Vincent Mish, CFO, Miller Industries, Inc.